Filed pursuant to 424(b)(3)
Registration No. 333-229136

BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 5 DATED JUNE 15, 2021
TO THE PROSPECTUS DATED MAY 3, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc. (the “Company”), dated May 3, 2021 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 5, 2021, Supplement No. 2, dated May 14, 2021, Supplement No. 3, dated May 20, 2021, and Supplement No. 4 dated June 3, 2021. This Supplement supersedes and replaces the Supplement filed earlier on June 15, 2021, in order to accurately label it as Supplement No. 5. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price and offering price for each class of our common stock for subscriptions to be accepted as of July 1, 2021;
●	the calculation of our May 31, 2021 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	an update to the risk factors;
●	updated information regarding distributions;
●	an update on our assets and performance;
●	updated information regarding our investment in a joint venture;
●	updated experts information; and
●	updated information regarding NAV calculation and valuation procedures.
●	JULY 1, 2021 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions to be accepted as of July 1, 2021 (and distribution reinvestment plan issuances following the close of business on June 30, 2021 and share redemptions as of June 30, 2021) is as follows:

	Transaction Price	Offering Price
Share Class	(per share)	(per share)
Class T	$10.3608	$10.8490
Class W	$10.3608	$10.3608
Class I	$10.3608	$10.3608

The transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2021. A calculation of the NAV per share is set forth in the section of this Supplement titled “May 31, 2021 NAV Per Share.” The offering price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●	MAY 31, 2021 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekindustrialiv.com and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor (“Altus Group” or the “Independent Valuation Advisor”) with respect to providing monthly real property appraisals, reviewing annual third-party real property appraisals, reviewing the internal valuations of debt-related assets and liabilities performed by our Advisor, helping us administer the valuation and review process for the real properties in our portfolio, and assisting in the development and review of our valuation procedures. As part of this process, our Advisor reviews the estimates of the values of our real property portfolio, real estate-related assets, and other assets and liabilities within our portfolio for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and informs our board of directors of its conclusions. Although third-party appraisal firms, the Independent Valuation Advisor, or other pricing sources may consider any comments received from us or our Advisor or other valuation sources for their individual valuations, the final estimated fair values of our real properties are determined by the Independent Valuation Advisor and the final estimates of fair values of our real estate-related assets, our other assets, and our liabilities are determined by the applicable pricing source, subject to the oversight of our board of directors. With respect to the valuation of our real properties, the Independent Valuation Advisor provides our board of directors with periodic valuation reports and is available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation and review process generally. Unconsolidated real properties held through joint ventures or partnerships are valued by such joint ventures or partnerships according to their valuation procedures. At least once per calendar year, each unconsolidated real property asset will be appraised by a third-party appraiser. If the valuation procedures of the applicable joint ventures or partnerships do not accommodate a monthly determination of the fair value of real properties, the Advisor will determine the estimated fair value of the unconsolidated real properties for those interim periods. All parties engaged by us in connection with our valuation procedures, including the Independent Valuation Advisor, ALPS Fund Services Inc. (“ALPS”), and our Advisor, are subject to the oversight of our board of directors. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate. At least once each calendar year our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation procedures with input from the Independent Valuation Advisor. From time to time our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it: (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination; or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. We will publicly announce material changes to our valuation procedures. See the “Net Asset Value Calculation and Valuation Procedures” section of the Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Advisor.

Our valuation procedures, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from total equity or stockholders’ equity on a GAAP basis. Most significantly, the valuation of our real assets, which is the largest component of our NAV calculation, is provided to us by the Independent Valuation Advisor. For GAAP purposes, these assets are generally recorded at depreciated or amortized cost. Another example that will cause our NAV to differ from our GAAP total equity or stockholders’ equity is the straight-lining of rent, which results in a receivable for GAAP purposes that is not included in the determination of our NAV. The fair values of our assets and certain liabilities are determined using widely accepted methodologies and, as appropriate, the GAAP principles within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures and are used by ALPS in calculating our NAV per share. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. We did not develop our valuation procedures with the intention of complying with fair value concepts under GAAP and, therefore, there could be differences between our fair values and the fair values derived from the principal market or most advantageous market concepts of establishing fair value under GAAP.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our Operating Partnership (“OP Units”), which may be held directly or indirectly by the Advisor, the Sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of May 31, 2021 and April 30, 2021:

	As of
(in thousands)	May 31, 2021	April 30, 2021
Investments in industrial properties	$1,680,400	$1,632,650
Investment in unconsolidated joint venture partnerships	406,270	397,256
Cash and cash equivalents	363,812	231,980
Other assets	16,752	12,565
Line of credit, term loan and mortgage notes	(582,750)	(582,750)
Other liabilities	(26,577)	(24,822)
Accrued performance component of advisory fee	(9,869)	(6,285)
Accrued fixed component of advisory fee	(1,698)	(1,641)
Aggregate Fund NAV	$1,846,340	$1,658,953
Total Fund Interests outstanding	178,205	161,820

The following table sets forth the NAV per Fund Interest as of May 31, 2021 and April 30, 2021:

		Class T	Class W	Class I
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	OP Units
As of May 31, 2021
Monthly NAV	$1,846,340	$1,595,227	$103,726	$133,801	$13,586
Fund Interests outstanding	178,205	153,968	10,012	12,914	1,311
NAV Per Fund Interest	$10.3608	$10.3608	$10.3608	$10.3608	$10.3608
As of April 30, 2021
Monthly NAV	$1,658,953	$1,484,935	$98,422	$62,153	$13,443
Fund Interests outstanding	161,820	144,846	9,600	6,063	1,311
NAV Per Fund Interest	$10.2518	$10.2518	$10.2518	$10.2518	$10.2518

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of the dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of May 31, 2021, we estimated approximately $56.3 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

Investment in unconsolidated joint venture partnerships as of May 31, 2021 includes a minority interest discount on the real property valuation component of the unconsolidated joint venture valuations to account for the restricted salability or transferability of those real properties given our minority ownership interests in the Build-To-Core Industrial Partnership I LP (“BTC I”) and Build-To-Core Industrial Partnership II LP (“BTC II” and, together with BTC I, the “BTC Partnerships”). We estimate the fair value of our minority ownership interests in the BTC Partnerships as of May 31, 2021 would have been $22.0 million higher if a minority discount had not been applied, meaning that if we used the estimated fair value without the application of the minority discount, our NAV as of May 31, 2021 would have been higher by approximately $22.0 million, or $0.12 per share, not taking into account all of the other items that impact our monthly NAV. Due to the Transaction (defined below under the caption “BTC Transaction”), we have adjusted certain assumptions regarding the liquidity discount and the portion of the total discount associated with the BTC I Portfolio will be eliminated as of the effective date of the Transaction, thereby having a positive impact on our NAV, not taking into account all of the other items that impact our monthly NAV or that offset the impact of the partial elimination of the discount to some extent, such as transaction expenses associated with any strategic alternative.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to suspend or terminate our share redemption program at any time. Our NAV generally does not consider exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of May 31, 2021 were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	5.2%
Discount rate / internal rate of return	6.3%
Average holding period (years)	10.2

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

			Increase
			(Decrease) to
	Hypothetical		the NAV of Real
Input	Change		Properties
Exit capitalization rate (weighted-average)	0.25	% decrease	3.5%
	0.25	% increase	(3.1)%
Discount rate (weighted-average)	0.25	% decrease	2.1%
	0.25	% increase	(2.0)%

From November 1, 2017 through January 31, 2020, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for February 29, 2020, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. As of May 31, 2021, we classified all of our debt as intended to be held to maturity.

●	STATUS OF THIS OFFERING

As of May 31, 2021, we had raised gross proceeds of approximately $1.4 billion from the sale of approximately 133.5 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $49.0 million. As of May 31, 2021, approximately $606.0 million in shares remained available for sale pursuant to this offering, including approximately $21.0 million in shares available for sale through our distribution reinvestment plan. We may reallocate amounts between the primary offering and our distribution reinvestment plan. Consistent with our strategy of providing a continuous public offering with unlimited duration, we have filed a registration statement for a third public offering, which we presently expect will take effect in the third quarter of 2021 immediately following the termination of this offering.

●	RISK FACTORS

The following risk factor supersedes and replaces the twelfth risk factor in the section titled “Risk Factors—Risks Related To Investing in this Offering” on pages 53-54 of the Prospectus:

Valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are estimates of value and may not necessarily correspond to realizable value.

The valuation methodologies that are used to value our properties and certain real estate-related assets involve subjective judgments regarding such factors as comparable sales, rental revenue and operating expense data, known contingencies, the capitalization or discount rate, and projections of future rent and expenses based on appropriate analysis. As a result, any valuations and appraisals of our properties, real estate-related assets and real estate-related liabilities are only estimates of current market value. Ultimate realization of the value of an asset or liability depends to a great extent on economic and other conditions beyond our control and the control of the Independent Valuation Advisor and other parties involved in the valuation of our assets and liabilities. Further, these valuations may not necessarily represent the price at which an asset or liability would sell, because market prices of assets and liabilities can only be determined by negotiation between a willing buyer and seller. Valuations used for determining our NAV also are generally made without consideration of the expenses that would be incurred in connection with disposing of assets and liabilities. Therefore, the valuations of our properties, our investments in real estate-related assets and our liabilities may not correspond to the timely realizable value upon a sale of those assets and liabilities. In addition, the value of our interest in any joint venture or partnership that is a minority interest or is restricted as to salability or transferability may reflect or be adjusted for a minority or liquidity discount. In determining the amount of such discount, consideration may be given to a variety of factors, including, without limitation, the nature and length of such restriction. As a result, the realizable value of our interest in joint ventures or partnerships used in the calculation of our NAV may be lower than the value that would be derived if a minority or liquidity discount had not been applied, which could then have a negative impact on our calculation of NAV. Similarly, if any such properties held in a joint venture or partnership in which we own a minority interest are transferred to us as part of a liquidation of the assets of the joint venture or partnership or other transaction resulting in our ownership of 100% of such properties, such as is the case with respect to the BTC I Partnership, it could have a positive impact on the calculation of our NAV. In some cases, the impact may be significant. For example, we estimate the fair value of our minority ownership interests in the BTC I Partnership as of May 31, 2021 would have been $13.5 million higher if a minority discount had not been applied, meaning that if we used the estimated fair value without the application of the minority discount, our NAV would have been higher by approximately $13.5 million, or $0.08 per share, not taking into account all of the other items that impact our monthly NAV, as of May 31, 2021. In connection with the Transaction pursuant to which the BTC I Portfolio was split up amongst the partners to the BTC I Partnership on June 15, 2021, we have adjusted certain assumptions regarding the liquidity discount and the portion of the total discount associated with the BTC I Portfolio will be eliminated as of the effective date of the Transaction, thereby having a positive impact on our NAV, not taking into account all of the other items that impact our monthly NAV or that offset the impact of the elimination of the discount to some extent, such as transaction expenses associated with the Transaction.

As previously disclosed, on May 20, 2021, affiliates of the Sponsor entered into a definitive agreement to sell Black Creek Group’s U.S. real estate investment advisory and distribution business, including the Advisor, to Ares Holdings L.P. (“Ares”), an affiliate of Ares Management Corporation (“Ares Management”). The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close in early July 2021. Ares Management is a leading global alternative investment manager operating integrated groups across credit, private equity, real estate and strategic initiatives with approximately $197 billion of assets under management and over 1,450 employees operating across more than 25 offices in over 10 countries in North America, Europe and Asia as of December 2020.

The following risk factors are added as the first and second risk factors under “Risks Related to Our General Business Operations and Our Corporate Structure” on page 62 of the prospectus. The first risk factor below updates and supersedes the risk factor included in Supplement No. 3, dated May 20, 2021.

If Black Creek Group is acquired by Ares, the management and personnel of Black Creek Group, our investment strategy and our business strategy may change without stockholder approval.

On May 20, 2021, affiliates of the Sponsor entered into a definitive agreement to sell Black Creek Group’s U.S. real estate investment advisory business, including the Advisor, to Ares Holdings L.P., an affiliate of Ares Management Corporation (“Ares Management”). The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close in early July 2021. We believe that Ares Management intends to continue to operate the business of Black Creek Group consistent with past practice. The principals of Black Creek Group, the rest of the management team and our current officers are expected to continue to serve in their roles for the foreseeable future, although certain Ares Management personnel are expected to join our board of directors and the Advisor’s investment committee. We expect that the Advisory Agreement will formally be assigned, subject to the approval of our board of directors, to an Ares registered investment adviser upon closing of the transaction. We intend to continue to operate as a NAV-based REIT with no targeted liquidity window primarily focused on investing in and operating institutional-quality bulk distribution, light industrial and last-mile distribution facilities and other industrial properties that are leased to creditworthy corporate customers. Any changes to our board of directors, management team or investment policies will require approval of our board of directors. Although such changes may be made in the future, no such changes have been approved at this time. However, following the sale of Black Creek Group, the members of the management team at Black Creek Group and our Company may eventually change, including the positions currently held by Messrs. Mulvihill and Zucker. We expect to appoint a representative of Ares Management to our board of directors. We also expect that, upon closing the transaction, a new policy regarding the allocation of investment opportunities will be implemented by Ares Management which will take into consideration other investment vehicles sponsored by Ares Management with overlapping investment objectives, strategies or criteria. Our board of directors has a duty to ensure that the policy is applied fairly to our Company, but the fair application of the allocation policy may nonetheless result in overlapping investment opportunities that are otherwise suitable for us not being allocated to us in whole or in part. We may also approve changes to our investment policies and business strategies. Stockholders in our Company should be aware of the risk that these aspects of the transaction impose on our management and that our Company’s overall management strategy could change without stockholder approval.

If Black Creek Group is acquired by Ares, we could face challenges related to the integration of Black Creek into the business, operations and corporate culture of Ares Management, the allocation of corporate resources, and the retention of Black Creek personnel, which could adversely impact our business and reduce the synergies that we expect to benefit from as a result of the transaction.

The integration of Black Creek Group into the business of Ares Management could present challenges that are often encountered by the surviving companies of similar corporate transactions (e.g., issues involving the integration of corporate cultures or infrastructure), in addition to unanticipated challenges, which could divert time and attention away from the activities of our Company.

As a result of the transaction, there may be future changes to the composition of our senior management team and investment professionals.  The loss of one or more key people at the Advisor who are expected to continue to serve in their respective roles following the closing of the transaction could have a material adverse effect on our performance.

Former employees of Black Creek Group, in their capacities at Ares Management, are expected to work on new projects or accounts that they were not involved in when Black Creek was a standalone business.  As a result of the transaction and related integration of certain Black Creek personnel, conflicts may arise in the allocation of certain personnel and other resources.  Different entities and persons may be performing different roles and devoting different levels of attention to our Company as compared to the individuals and entities performing these functions prior to the closing of the transaction.

There will not be a complete overlap in the team of management professionals, and the roles of various team members, as between our Company and prior investment vehicles sponsored by Ares Management and Black Creek, respectively.  Investors should consider this when reviewing historical information about our Sponsor in the Prospectus following the closing of the transaction.

●	DISTRIBUTIONS

We have declared monthly distributions for each class of our common stock. To date, each class of our common stock has received the same gross distribution per share. Monthly gross distributions were $0.0454 per share for each share class for the month of May 2021 and were paid to all stockholders of record as of the close of business on May 31, 2021. The net distribution per share is calculated as the gross distribution per share less any distribution fees that are payable monthly with respect to Class T shares and Class W shares. Since distribution fees are not paid with respect to Class I shares, the net distributions payable with respect to Class I shares are equal to the gross distributions payable with respect to Class I shares. The table below details the net distributions for each class of our common stock for the period presented:

Net Distributions per Share
		Class T	Class W	Class I
Month	Pay Date	Share	Share	Share
May 2021	6/1/2021	$0.038	$0.041	$0.045
●	UPDATE ON OUR ASSETS AND PERFORMANCE

As of May 31, 2021, we had $2.5 billion in assets under management (calculated as fair value of investment in industrial properties and fair value of investment in unconsolidated joint venture partnerships, plus cash and cash equivalents), and our leverage ratio was approximately 23.8% (calculated as our total borrowings outstanding divided by the fair value of our real property plus our net investment in unconsolidated joint venture partnerships plus cash and cash equivalents).

As of May 31, 2021, we owned and managed, either directly or through our minority ownership interests in our joint venture partnerships (which are presented as if we own a 100% interest), a total real estate portfolio that included 136 industrial buildings totaling approximately 31.2 million square feet located in 23 markets throughout the U.S., with 217 customers, and was 88.0% occupied (93.8% leased) with a weighted-average remaining lease term (based on square feet) of 4.8 years. The occupied rate reflects the square footage with a paying customer in place. The leased rate includes the occupied square footage and additional square footage with leases in place that have not yet commenced. As of May 31, 2021, our total real estate portfolio included:

●	130 industrial buildings totaling approximately 30.2 million square feet comprised our operating portfolio, which includes stabilized properties, and was 90.6% occupied (95.2% leased); and
●	Six industrial buildings totaling approximately 1.0 million square feet comprised our value-add portfolio, which includes buildings acquired with the intention to reposition or redevelop, or buildings recently completed which have not yet reached stabilization. We generally consider a building to be stabilized on the earlier to occur of the first anniversary of a building’s shell completion or a building achieving 90% occupancy.

Of our total portfolio, we owned and managed 67 buildings totaling approximately 17.3 million square feet through our minority ownership interests in our joint venture partnerships. In addition, as of May 31, 2021, through our minority joint venture partnerships, we owned and managed 14 buildings either under construction or in the pre-construction phase totaling approximately 4.7 million square feet.

During the month ended May 31, 2021, we directly acquired one building comprised of approximately 0.1 million square feet for an aggregate total purchase price of approximately $24.5 million. Additionally, during the month ended May 31, 2021, we leased approximately 1.3 million square feet within our total portfolio, which included 0.9 million square feet of new and future leases and 0.4 million square feet of renewals.

The following table sets forth the top ten geographic allocations of our real estate portfolio based on fair value as of May 31, 2021:

	Total (1)			Consolidated
($ and square feet in thousands)	Number of Buildings (2)	Fair Value of Real Property	% of Fair Value	Number of Buildings	Fair Value of Real Property	% of Fair Value
Southern California	20	$420,169	18.2%	11	$292,250	17.4%
New Jersey	20	349,581	15.2	8	232,800	13.9
Dallas	12	268,023	11.6	8	228,150	13.6
Pennsylvania	19	234,462	10.2	9	170,150	10.1
Las Vegas	7	157,950	6.9	7	157,950	9.4
Reno	6	138,850	6.0	6	138,850	8.3
D.C. / Baltimore	5	94,110	4.1	4	92,250	5.5
Central Valley	4	74,105	3.2	1	51,500	3.1
South Florida	7	72,226	3.1	2	43,600	2.6
Seattle	6	69,664	3.0	-	-	-
Other	44	425,231	18.5	13	272,900	16.1
Total Portfolio	150	$2,304,371	100.0%	69	$1,680,400	100.0%

(1)	Represents our total portfolio of owned and managed properties, including our consolidated and unconsolidated properties. Unconsolidated properties are those owned through our minority ownership interests in our joint venture partnerships. Unconsolidated properties are presented based on our effective ownership interests.
(2)	Includes 14 buildings that are either under construction or in the pre-construction phase that are owned through our minority ownership interests in our joint venture partnerships.

The following table sets forth the total shareholder returns for the periods ended May 31, 2021:

	Trailing One-Month (1)	One-Year (Trailing 12-Months)(1)	Year-to-Date (1)	Since NAV Inception Annualized (1)(2)(3)
Class T Share Total Return (without sales charge) (3)	1.44%	7.67%	4.06%	5.59%
Class T Share Total Return (with sales charge) (3)	(3.12)%	2.82%	(0.62)%	4.24%
Class W Share Total Return (3)	1.47%	8.15%	4.23%	6.31%
Class I Share Total Return (3)	1.51%	8.68%	4.44%	6.61%

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and reinvestment of all distributions (“Total Return”) for the respective time period. Past performance is not a guarantee of future results. Performance data quoted above is historical. Current performance may be higher or lower than the performance data quoted. Actual individual stockholder returns will vary. The returns have been prepared using unaudited data and valuations of the underlying investments in our portfolio, which are estimates of fair value and form the basis for our NAV. Valuations based upon unaudited or estimated reports from the underlying investments may be subject to later adjustments or revisions, may not correspond to realized value and may not accurately reflect the price at which assets could be liquidated on any given day.
(2)	The inception date for Class I shares and Class T shares was November 1, 2017, which is when shares of our common stock were first issued to third-party investors in our initial public offering. The inception date for Class W shares was July 2, 2018, which is when Class W shares of common stock were first issued to third-party investors.
(3)	The Total Returns presented are based on the actual NAVs at which stockholders transacted, calculated pursuant to our valuation procedures. With respect to the “Class T Share Total Return (with sales charge),” the Total Returns are calculated assuming the stockholder also paid the maximum upfront selling commission, dealer manager fee and ongoing distribution fees in effect during the time period indicated. With respect to “Class T Share Total Return (without sales change),” the Total Returns are calculated assuming the stockholder did not pay any upfront selling commission or dealer manager fee, but did pay the maximum ongoing distribution fees in effect during the time period indicated. From NAV inception to January 31, 2020, these NAVs reflected mark-to-market adjustments on our borrowing-related debt instruments and our borrowing-related interest rate hedge positions. See

Item 5 in Part II of our Annual Report on Form 10-K for the year ended December 31, 2020 for additional information on the impact of not continuing to mark these instruments to market on the calculation of our Total Returns.
●	BTC TRANSACTION

Prior to the Transaction (defined below), we, indirectly through certain of our subsidiaries, owned a minority ownership interest in the BTC I Partnership. Specifically, pursuant to the BTC I Partnership Agreement, among two of our indirect subsidiaries, BTC I GP and BTC I LP (the “BCI IV Parties”), QR Limited Partner, and BTC I SLP, an affiliate of the Advisor, that is indirectly owned by the Chairman of our board of directors (the “Special LP”), BTC I GP was the general partner of, and owned an 8.9% partnership interest in, the BTC I Partnership and BTC I LP was a limited partner of, and owned a 17.9% partnership interest in, the BTC I Partnership. In addition, prior to the Transaction, the QR Limited Partner was a limited partner of, and owned a 72.0% partnership interest in, the BTC I Partnership and the Special LP was a special limited partner of, and owned a 1.2% partnership interest in, the BTC I Partnership.

Prior to the Transaction, the BTC I portfolio consisted of 44 buildings totaling approximately 12.1 million square feet (the “BTC I Portfolio”).

The parties to the BTC I Partnership Agreement determined to split up the portfolio in an equitable manner based on a review of a variety of factors, including without limitation, markets, customers, and asset characteristics, such that following the split, we and the QR Limited Partner (together with certain of its affiliates) each own a 100% interest in approximately half of the BTC I Portfolio (excluding the Special LP Property (defined below), which was distributed to the Special LP, as described below). The parties structured the transaction as a series of steps that ultimately resulted in the redemption of the partnership interests of each of BTC I GP, BTC I LP and the Special LP (the “Redeemed Interests”) in exchange for the distribution of certain BTC I Partnership assets that are of equivalent value to the net asset value of the Redeemed Interests (collectively, the “Transaction”). The value of the assets distributed pursuant to the Transaction was based on the most recent appraised value of the assets determined by a third party appraisal firm. The effective date of the Transaction is June 15, 2021 (the “Transaction Effective Date”).

Our incremental additional investment to effect the Transaction was approximately $580 million, exclusive of transaction costs but inclusive of the repayment of approximately $175 million of debt on the real properties in which we acquired a 100% interest. As a result of the Transaction, we own a 100% interest in 22 buildings that were previously part of the BTC I Portfolio, totaling approximately 5.4 million square feet (the “BCI IV Properties”). The BCI IV Properties are 93% leased with a weighted average lease term of 5.6 years and are not encumbered with debt. In addition, as a result of the Transaction, the QR Limited Partner and certain of its affiliates own a 100% interest in 21 buildings that were previously part of the BTC I Portfolio (the “QR Properties”), totaling approximately 6.4 million square feet, and the Special LP owns a 100% interest in one building that was previously part of the BTC I portfolio, totaling approximately 0.3 million square feet (the “Special LP Property”). We and the Special Limited Partner have no further interest in the BTC I Partnership as a result of the Transaction. The QR Limited Partner and certain of its affiliates (the “QR Parties”) will be the sole owners of the BTC I Partnership.

In order to effect the Transaction, we, through certain of our subsidiaries, entered into the following material agreements:

●	Master Transaction Agreement by and between the BCI IV Parties and the QR Limited Partner, dated as of the Transaction Effective Date, pursuant to which the parties make certain representations, warranties and covenants regarding the Transaction. The BCI IV Parties make certain customary representations and warranties to the QR Limited Partner, including without limitation, representations and warranties regarding the BTC I Partnership, certain of its subsidiaries and the QR Properties. These representations and warranties survive for a period of nine months following the Transaction Effective Date and are subject to aggregate liability caps. In addition, the agreement provides that the obligations of the parties with respect to any breach of the BTC I Partnership Agreement that occurred prior to the Transaction Effective Date will not be released and will survive the closing of the Transaction.
●	Distribution and Redemption Agreement by and between the BCI IV Parties and the BTC I Partnership, dated as of the Transaction Effective Date, pursuant to which the BCI IV Parties’ interests in the BTC I Partnership were redeemed in exchange for the distribution by the BTC I Partnership to the BCI IV Parties of 100% of the interests in REIT B (defined below), a subsidiary of the BTC I Partnership that owns certain of the BCI IV Properties. Pursuant to the agreement, each of the BCI IV Parties made customary representations and warranties to BTC I Partnership regarding the BCI IV Parties’ Redeemed Interests.
●	Membership Interest Purchase Agreement by and between BTC I REIT B LLC (“REIT B”) and BTC I REIT A LLC (“REIT A”), dated as of the Transaction Effective Date, pursuant to which REIT B acquired the balance of the BCI IV Properties which were owned, through subsidiaries, by REIT A prior to the Transaction. REIT A is a wholly-owned subsidiary of BTC I Partnership and, prior to the Transaction, REIT B was an indirect, wholly-owned subsidiary of BTC I Partnership.

●	Contribution, Distribution and Redemption Agreement by and between the BTC I Partnership and the Special LP, dated as of the Transaction Effective Date, pursuant to which the Special LP made a cash contribution to the BTC I Partnership of approximately $10.7 million to facilitate the Transaction, causing its partnership interest in the BTC I Partnership to be equal to the value of the Special LP Property. Immediately following the Special LP’s cash contribution, the Special LP’s interest in the BTC I Partnership was redeemed in exchange for the distribution by the BTC I Partnership to the Special LP of 100% of the interest in the entity that owns the Special LP Property. Pursuant to the agreement, the Special LP made customary representations and warranties to the BTC I Partnership regarding the Special LP’s Redeemed Interests.

Prior to the Transaction, the BTC I Service Provider provided acquisition and asset management services and, to the extent applicable, development management and development oversight services (the “Management Services”) to the BTC I Partnership. The BTC I Service Provider is owned by an affiliate of our Advisor. Our Advisor is indirectly owned and/or controlled by our Chairman and certain other individuals who indirectly own our sponsor. In connection with and immediately following the Transaction, the QR Parties, as the sole owners of the BTC I Partnership, caused the BTC I Partnership to enter into a management agreement with the BTC I Service Provider, pursuant to which the BTC I Service Provider will provide the Management Services to the BTC I Partnership with respect to the QR Properties, on substantially the same terms as it had provided such services prior to the Transaction (the “Management Agreement”). The BTC I Service Provider will earn acquisition and development fees, asset management fees and development management fees as consideration for providing the services under the Management Agreement. The Management Agreement has a term of thirty months, provided that the BTC I Partnership can terminate the Management Agreement without cause upon 90 days’ notice beginning six months after the Transaction Effective Date. Pursuant to the Management Agreement, if the BTC I Partnership terminates the Management Agreement, it will pay to the BTC I Service Provider all fees that otherwise would have been payable under the Management Agreement with respect to all real properties that are considered “completed projects” (defined as industrial property projects with respect to which the improvements constructed thereon consisting of the building core and shell have been substantially completed). In addition, if a completed project is sold prior to the expiration or termination of the Management Agreement, the BTC I Partnership will pay to the BTC I Service Provider all fees that otherwise would have been payable under the Management Agreement with respect to such project, unless the sale resulted from an unsolicited third party offer to purchase such project.

●	EXPERTS

The statements included in this Supplement under the section titled “May 31, 2021 NAV Per Share” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.

●	NET ASSET VALUE CALCULATIONS AND VALUATION PROCEDURES

Our board of directors amended our Net Asset Value Calculation and Valuation Procedures, which we refer to as our valuation procedures, effective as of June 8, 2021, in order to, among other things, clarify certain of the procedures followed in the calculation of our NAV and the role of Altus Group U.S. Inc., as our Independent Valuation Advisor. The sections of the Prospectus titled “Prospectus Summary” and “Net Asset Value Calculation and Valuation Procedures” are updated to reflect our amended valuation procedures as follows:

1) The following supersedes and replaces the sections titled, “Prospectus Summary – Net Asset Value Calculation and Valuation Procedures” and “Prospectus Summary – NAV and NAV Per Share Calculation” beginning on pages 5 and 6 of the Prospectus, respectively:

Net Asset Value Calculation and Valuation Procedures

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV.  Our NAV is calculated monthly based on the net asset values of our investments, the addition of any other assets and the deduction of any other liabilities. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., “Altus Group” or our “Independent Valuation Advisor”, a valuation firm, with respect to providing monthly real property appraisals, reviewing annual third-party real property appraisals, and helping us administer the real property valuation and review process. Estimates of the fair values of certain of our other assets, debt, and other liabilities are determined by our Advisor or other suitable pricing sources.

Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of stock and is available generally within 15 calendar days after the end of the applicable month. Our NAV per share is calculated by ALPS Fund

Services, Inc., “ALPS” or “NAV Accountant,” a third-party firm approved by our board of directors, including a majority of our independent directors. Our board of directors, including a majority of our independent directors, may replace ALPS, the Independent Valuation Advisor, or any other party involved in our valuation procedures with another party, including our Advisor, if it is deemed appropriate to do so.

As a public company, we are required to issue financial statements generally based on historical cost in accordance with GAAP.  To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted policies and procedures, which adjust the values of certain of our assets and liabilities from historical cost to fair value. NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV differs from GAAP.  As a result, our NAV should not be considered equivalent to stockholders’ equity or any other GAAP measure. See "Net Asset Value Calculation and Valuation Procedures" for more details regarding our NAV per share calculations.

2) The following supersedes and replaces the section titled, “Net Asset Value Calculation and Valuation Procedures” on pages 192 through 199 of the Prospectus, with the exception that it does not supersede and replace the final sub-section of that section titled, “Historical NAV Per Share” on pages 199 through 202 of the Prospectus:

NET ASSET VALUE CALCULATION AND VALUATION PROCEDURES

Overview

Our board of directors, including a majority of our independent directors, has adopted these valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. As a public company, we are required to issue financial statements generally based on historical cost in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted policies and procedures, which adjust the values of certain of our assets and liabilities from historical cost to fair value, as described below. As a result, our NAV may differ from the amount reported as stockholders’ equity on the face of our financial statements prepared in accordance with GAAP. The fair values of our assets and certain liabilities are determined using widely accepted methodologies and, as appropriate, the GAAP principles within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures and are used by ALPS in calculating our NAV and NAV per share. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. Our NAV may differ from total equity or stockholders’ equity reflected on our audited financial statements, even if we are required to adopt a fair value basis of accounting for GAAP financial statement purposes in the future. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. Although we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and redemption price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.

Independent Valuation Advisor

With the approval of our board of directors, including a majority of our independent directors, we have engaged our Independent Valuation Advisor with respect to providing monthly real property appraisals, reviewing annual third-party real property appraisals, reviewing the Advisor’s internal valuations of debt-related assets and liabilities, helping us administer the valuation and review process described under “Real Property” below for the real properties in our portfolio, and assisting in the development and review of the valuation procedures contained herein. Altus Group is a multidisciplinary provider of independent, commercial real estate appraisal, consulting, technology, and advisory services with multiple offices around the world, including in the United States, Canada, Europe and Asia Pacific. Altus Group is not affiliated with us or the Advisor. The compensation we pay to our Independent Valuation Advisor is not based on the estimated values of our assets or liabilities. Our board of directors, including a majority of our independent directors, may replace our Independent Valuation Advisor at any time. We will promptly disclose any changes to the identity or role of our Independent Valuation Advisor in this prospectus and in reports we publicly file with the SEC.

Altus Group discharges its responsibilities with respect to real property appraisals in accordance with our real property valuation procedures described below and with the oversight of our board of directors. Our board of directors is not involved in the day-to-day valuation of the real properties in our portfolio, but periodically receives and reviews such information about the valuations of the real properties as it deems necessary to exercise its oversight responsibility. While our Independent Valuation Advisor is responsible for providing monthly appraisals of our real properties and reviews of third-party appraisals, our Independent Valuation Advisor is not responsible for nor does it prepare our monthly NAV.

Our Independent Valuation Advisor performs other roles under our valuation procedures as described herein and may be engaged to provide additional services, including providing an independent appraisal of any of our other assets or liabilities (contingent or otherwise). Our Independent Valuation Advisor may, from time to time, perform other commercial real estate and financial advisory services for our Advisor and its related parties, or in transactions related to the properties that are the subject of appraisals being performed for us, or otherwise, so long as such other services do not adversely affect the independence of the applicable appraiser as certified in the applicable appraisal report or the independence of our Independent Valuation Advisor.

Valuation of Consolidated Assets and Liabilities

Our NAV will reflect our pro rata ownership share of the fair values of certain consolidated assets and liabilities, as described below.

Real Property

The overarching principle of the real property appraisal process is to produce real property appraisals that represent credible estimates of fair value. The estimate of fair value developed in the appraisals of our real properties may not always reflect the value of, or may materially differ from, the value at which we would agree to buy or sell such assets. Further, we do not undertake to disclose the value at which we would be willing to buy or sell our real properties to any prospective or existing investor.

Each real property is appraised by a Third-Party Appraisal Firm at least once per calendar year and reviewed by the Advisor and our Independent Valuation Advisor. We seek to schedule the appraisals by Third-Party Appraisal Firms evenly throughout the calendar year, such that an approximately equal portion of the real properties in our portfolio are appraised by a Third-Party Appraisal Firm each month, although we may have more or fewer appraisals in an individual month. In its review, our Independent Valuation Advisor, will provide an opinion as to the reasonableness of each appraisal report from Third-Party Appraisal Firms as well as provide a second, independent appraisal as part of its regular monthly appraisal duties, as described below. Valuation discrepancies between the appraisal provided by the Third-Party Appraisal Firm and the appraisal provided by our Independent Valuation Advisor are subject to our valuation dispute resolution procedures. Under these procedures, if the Third-Party Appraisal Firm and our Independent Valuation Advisor are unable to reconcile the key differences between the two appraisals, we will use the appraisal from our Independent Valuation Advisor in the calculation of our NAV until a new appraisal from a different Third-Party Appraisal Firm is obtained, reviewed for reasonableness by the Independent Valuation Advisor and used as the appraised value. In no event will a calendar year pass without having each real property appraised by a Third-Party Appraisal Firm unless such asset is being bought or sold in such calendar year.

Additionally, each real property is appraised each calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by the Advisor. As described above, our Independent Valuation Advisor will review the appraisals from the Third-Party Appraisal Firms and provide an opinion as to the reasonableness of each appraisal report before reflecting any valuation change in its monthly appraisals of the real properties in our portfolio.

Notwithstanding, newly acquired real properties are initially valued at cost, which is expected to represent fair value at that time. Each newly acquired real property will be appraised by the Independent Valuation Advisor within three months following the month of acquisition, and thereafter will be subject to the regular monthly appraisal process described above. Additionally, each newly acquired real property will first be appraised by a Third-Party Appraisal Firm in the calendar year following the year of acquisition.

All appraisals are performed in accordance with the Uniform Standards of Professional Appraisal Practices, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation and the Code of Ethics & Standards of Professional Practice of the Appraised Institute. Each appraisal must be reviewed, approved, and signed by an individual with the professional MAI designation of the Appraisal Institute. Real property appraisals are reported on a free-and-clear basis (for example, no mortgage), irrespective of any property-level financing that may be in place. Such property-level debt or other financing ultimately are factored in and do impact our NAV in a manner described in more detail below.

We rely on the income approach as the primary methodology used by the Third-Party Appraisal Firms and our Independent Valuation Advisor (together, the “Independent Appraisal Firms”) in valuing the real properties in our portfolio, whereby value is derived by determining the present value of a real property’s future cash flows (for example, discounted cash flow analysis). Consistent with industry practices, the income approach incorporates subjective judgments regarding comparable property rental rates and operating expense data, the appropriate capitalization and discount rates, and projections of future income and expenses based on market derived data and trends. Other methodologies that may also be used to value properties include sales comparisons and cost approaches. Because the real property appraisals involve significant professional judgment in the application of both observable and unobservable inputs, the estimated fair values of our real properties may differ from their actual realizable values or future appraised values. Our real property valuations may not reflect the liquidation value or net realizable value of our real properties because the valuations performed by our Independent Appraisal Firms involve subjective judgments about competitive market behavior and do not reflect transaction costs that would be incurred if we were to dispose of our real properties today. Transaction costs related to an acquisition or disposition will generally be factored into our NAV no later than the closing date for such transaction, and in some circumstances such as when an asset is anticipated to be acquired or disposed, we may factor into our NAV calculation a portion of the potential transaction price and related closing costs given the likelihood that the transaction will close.

Our Independent Appraisal Firms request and collect all reasonably available information that they deem relevant in valuing the real properties in our portfolio from a variety of sources including, but not limited to information from management and other information derived through our Independent Appraisal Firm’s database and other industry and market data. The Independent Appraisal Firms rely in part on property-level information provided by the Advisor, including: (i) historical and budgeted operating revenues and expenses of the property; (ii) lease agreements on the property; and (iii) information regarding recent or planned capital expenditures.

In conducting their investigation and analyses, our Independent Appraisal Firms take into account customary and accepted financial and commercial procedures and considerations as they deem relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the real properties that are provided by us or our Advisor. Although our Independent Appraisal Firms may review the information supplied or otherwise made available by us or our Advisor for reasonableness, they assume and rely upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to them by any other party and do not undertake any duty or responsibility to verify independently any of such information. With respect to operating or financial forecasts and other information and data to be provided to or otherwise to be reviewed by or discussed with our Independent Appraisal Firms, our Independent Appraisal Firms assume that such forecasts and other information and data were reasonably prepared in good faith reflecting the best currently available estimates and judgments of our management, board of directors and Advisor, and rely upon us to advise our Independent Appraisal Firms promptly if any material information previously provided becomes inaccurate or is required to be updated during the valuation period.

In performing their analyses, our Independent Appraisal Firms make numerous other assumptions with respect to the behavior of market participants, industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond their control and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, our Independent Appraisal Firms may assume that we have clear and marketable title to each real property valued, that no title defects exist, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, our Independent Appraisal Firms’ analysis, opinions and conclusions are necessarily based upon market, economic, financial and other circumstances and conditions existing at or prior to the appraisal, and any material change in such circumstances and conditions may affect our Independent Appraisal Firms’ analysis and conclusions. Our Independent Appraisal Firms’ appraisal reports may contain other assumptions, qualifications and limitations set forth in the respective appraisal reports that qualify the analysis, opinions and conclusions set forth therein.

Our Independent Appraisal Firms’ valuation reports are addressed solely to us and not to the public, may not be relied upon by any other person to establish an estimated value of our common stock, and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing their appraisal reports, our Independent Appraisal Firms do not solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of our company.

Upon becoming aware of the occurrence of a material event impacting a real property, the Advisor will promptly notify our Independent Valuation Advisor. Our Independent Valuation Advisor determines the appropriate adjustment, if any, to be made to its estimated fair value of the real property during a given month and then updates its appraisal on the asset. For example, changes to underlying property fundamentals and overall market conditions, which may include: (i) an unexpected termination or renewal of a material lease; (ii) a material change in vacancy levels; (iii) an unanticipated structural or environmental event at a real property; or (iv) material capital markets events, any of which may cause the value of a real property to change materially. Furthermore, the values of our real properties are determined on an unencumbered basis. The effect of any property-level debt on our NAV is discussed further below.

Investments in land and development assets will be valued by our Independent Valuation Advisor monthly at estimated fair value. Land cost and other factors such as the status of land entitlements, permitting, jurisdictional approvals, estimated overall development completion, and estimated development profit are considered in determining estimates of fair value. Upon the earlier of three months following the month of stabilization or twelve months after substantial completion, we will obtain an appraisal from a Third-Party Appraisal Firm, and thereafter the valuation process will follow the regular valuation process described above.

Real Estate-Related Assets and Other Assets

Real Estate-Related Assets that are not restricted as to salability or transferability are fair valued monthly based on publicly available information. Generally, to the extent the information is available, such Real Estate-Related Assets are valued at the last trade of such securities that was executed at or prior to closing on the valuation day or, in the absence of such trade, the last ‘‘bid’’ price. The value of these Real Estate-Related Assets that are restricted as to salability or transferability may be adjusted by the pricing source for a liquidity discount. In determining the amount of such discount, consideration is given to the nature and length of such restriction and the relative volatility of the market price of the asset.

Other assets include, but may not be limited to, derivatives (other than interest rate hedges), credit rated government securities, cash and cash equivalents and accounts receivable. Estimates of the fair values of other assets are determined using widely accepted methodologies and, where available, on the basis of publicly available pricing quotations and information.

Other assets also include individual investments in mortgages, mortgage participations, mezzanine loans, and loans associated with our DST Program (as described under the “Valuation of Assets and Liabilities Associated with the DST Program” heading below) that are included in our determination of NAV at estimated fair value using widely accepted valuation methodologies.

Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our Real Estate-Related Assets and other assets. In general, these sources are third parties other than our Advisor. However, we may utilize the Advisor or a Black Creek Group affiliate as a pricing source if the asset is not considered material to the Company or there are no other pricing sources reasonably available, and provided that our board of directors, including a majority of our independent directors, must approve the initial valuation performed by our Advisor and any subsequent material adjustments made by our Advisor. The Independent Valuation Advisor generally does not act as the third-party pricing source for these assets, although it may, under certain circumstances, be engaged to do so.

Liabilities, Excluding Property-Level Mortgages, Corporate-Level Credit Facilities and Interest Rate Hedges

Except as noted below, we include an estimate of the fair values of our liabilities as part of our NAV calculation. These liabilities include, but may not be limited to, fees and reimbursements payable to the Advisor and its affiliates, accounts payable and accrued expenses, and other liabilities. Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our liabilities which may include third parties or our Advisor or its affiliates.

Under applicable GAAP, we record liabilities for distribution fees (i) that we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) for an estimate that we may pay to our Dealer Manager in future periods. However, we do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

The estimated fair values of these liabilities may be determined by our Advisor or another suitable pricing source. Our Independent Valuation Advisor is not responsible for appraising or reviewing these liabilities.

Liabilities - Property-Level Mortgages, Corporate-Level Credit Facilities and Interest Rate Hedges

Our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity, including those subject to interest rates hedges, are valued at par (i.e. at their respective outstanding balances) by the Advisor. Because we often utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge are treated as one financial instrument which are valued at par if intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein). This policy of valuing at par will apply regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes.

Our property-level mortgages and corporate-level credit facilities that are not intended to be held to maturity (in conjunction with any associated interest rate hedges that are not intended to be held to maturity) are fair valued by the Advisor using widely accepted valuation methodologies based on information provided by various qualified third-party valuation experts and data sources. Our Independent Valuation Advisor will review the Advisor’s fair value estimates for the property-level mortgages and corporate-level credit facilities that are not intended to be held to maturity, excluding any impacts from interest rate hedges.

Estimated prepayment penalties will not factor into the valuation of our debt unless an interest rate hedge is definitively not intended to be held to maturity, in which case a hedge mark to market adjustment will be made at such time using a third-party pricing source.

Debt that is not intended to be held to maturity means any property-level mortgages that we definitively intend to prepay in association with any asset considered as held-for-sale from a GAAP perspective, other property-level mortgages or corporate-level credit facilities that we definitively intend to prepay, or any interest rate hedge that we definitively intend to terminate.

In addition, for non-recourse mortgages and interest rate hedges, the combined value of the net liability for each mortgage and associated interest rate hedge is limited to the value of the underlying asset(s), so as to not make the equity of such asset(s) less than zero.

Costs and expenses incurred to secure such financings are amortized over the life of the applicable loan. Unless costs can be specifically identified, we allocate the financing costs and expenses incurred with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan.

Valuation of Assets and Liabilities Associated with the DST Program

We have initiated a program (the “DST Program”) to raise capital in private placements through the sale of beneficial interests in specific Delaware statutory trusts holding real properties (each a “DST Property” and collectively, the “DST Properties”). DST Properties may be sourced from real properties currently indirectly owned by the Operating Partnership or may be newly acquired. Pursuant to the DST Program, we, through a subsidiary of our Operating Partnership, will hold a long-term leasehold interest in each DST Property pursuant to a master lease that is guaranteed by the Operating Partnership, while third-party investors own some or all of the DST Property through a Delaware statutory trust. Under the master lease, the Operating Partnership acts as a landlord to the occupying tenants and is responsible for subleasing the DST Property to such tenants, which means that we bear the risk that the underlying cash flow received by us from the DST Property may be less than the master lease payments made by us. Additionally, the Operating Partnership will retain a fair market value purchase option giving it the right, but not the obligation, to acquire the beneficial interests in the Delaware statutory trusts from the investors at a later time in exchange for units in the Operating Partnership (the “FMV Option”).

Due to our continuing involvement with the DST Properties through the master lease arrangements and the FMV Options, we will include DST Properties in our determination of NAV at fair market value in the same manner as described under “Real Property” above. In addition, the cash received by us or a DST Investor Loan made by us in exchange for the sale of interests in a DST Property will be valued as assets and shall initially equal the value of the real property subject to the master lease, which will be valued as a liability. Accordingly, the sale of interests in a DST Property has no initial net effect to our NAV. Thereafter, our Independent Valuation Advisor will value the real property subject to the master lease liability quarterly using a discounted cash flow methodology. Therefore, any differences between the fair value of the underlying real property and the fair value of the real property subject to the master lease obligations will accrue into our NAV not less frequently than quarterly. The Advisor will value any loan assets used to purchase interests in the DST Program using the same methodology used to value our other debt investments, with such values reviewed for reasonableness by our Independent Valuation Advisor.

Estimated NAV of Unconsolidated Investments

Unconsolidated real properties held through joint ventures or partnerships are valued according to the valuation procedures set by such joint ventures or partnerships. At least once per calendar year, each unconsolidated real property will be appraised by a Third-Party Appraisal Firm. If the valuation procedures of the applicable joint ventures or partnerships do not accommodate a monthly determination of the fair value of real property, the Advisor will determine the estimated fair value of the unconsolidated real properties for those interim periods. The Advisor will also determine on a monthly basis the fair value of any other applicable assets and liabilities of the joint venture using similar practices that we utilize for our consolidated portfolio.

Once the associated fair values of assets and liabilities are determined, the value of our interest in any joint venture or partnership is then determined by using a hypothetical liquidation calculation based on our ownership percentage of the joint venture or partnership’s estimated NAV. If deemed an appropriate alternative to fair valuing applicable assets and liabilities individually, unconsolidated assets and liabilities held in a joint venture or partnership that acquires multiple real properties over time may be valued as a single investment. The value of our interest in any joint venture or partnership that is a minority interest or is restricted as to salability or transferability may reflect or be adjusted for a minority or liquidity discount. In determining the amount of such discount, consideration may be given to a variety of factors, including, without limitation, the nature and length of such restriction.

Our Independent Valuation Advisor is not responsible for providing monthly appraisals of unconsolidated real properties, reviewing third-party appraisals of unconsolidated real properties, or valuing our unconsolidated investments per these valuation procedures; however, it may be engaged to do so.

Probability-Weighted Adjustments

In certain circumstances, such as in an acquisition or disposition process, we may be aware of a contingency or contingencies that could impact the value of our assets, liabilities, income or expenses for purposes of our NAV calculation. For example, we may be party to an agreement to sell a property at a value different from the property value being used in our current NAV calculation. The same agreement may require the buyer to assume a related mortgage loan with a fair value that is different from the value of the loan being used in our current NAV calculation. The transaction may also involve costs for brokers, transfer taxes, and other items upon a successful closing. The Advisor may take such contingencies into account when determining the values of certain components of our NAV (such as the carrying value of our liabilities or expense accruals) for purposes of our NAV calculation. These adjustments may be made either in whole or in part over a period of time, and the Advisor may take into account (a) the estimated probability of the contingencies occurring and (b) the estimated impact to NAV if the contingencies were to occur when determining the timing and magnitude of any adjustments to NAV.

NAV and NAV per Share Calculation

Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of stock, and is available generally within 15 calendar days after the end of the applicable month. Our NAV per share is calculated by ALPS, a third-party firm approved by our board of directors, including a majority of our independent directors. Our board of directors, including a majority of our independent directors, may replace ALPS or any other party involved in our valuation procedures with another party, including our Advisor, if it is deemed appropriate to do so.

Each month, before taking into consideration accrued dividends or class-specific distribution fee accruals, any change in the Aggregate Fund NAV of our outstanding shares of common stock, along with the OP Units held by third parties from the prior month (whether an increase or decrease) is allocated among each class or series of Fund Interest based on each class’s or series’s relative percentage of the previous Aggregate Fund NAV. Changes in the Aggregate Fund NAV reflect factors including, but not limited to, unrealized/realized gains (losses) on the value of our real property portfolio, increases or decreases in Real Estate-Related Assets and other assets and liabilities, and monthly accruals for income and expenses (including accruals for performance based fees, if any, advisory fees and distribution fees) and distributions to investors.

Our most significant source of income is property-level net operating income. We accrue revenues and expenses on a monthly basis based on actual leases and operating expenses in that month. For the first month following a real property acquisition, we will calculate and accrue net operating income with respect to such property based on the performance of the property before the acquisition and the contractual arrangements in place at the time of the acquisition, as identified and reviewed through our due diligence and underwriting process in connection with the acquisition. For NAV calculation purposes, organization and offering costs incurred as part of our corporate-level expenses related to our primary offering reduce NAV as incurred. Organization and offering costs incurred as part of our corporate-level expenses related to the DST Program reduce NAV on a monthly basis over a two-year period following the completion of each DST offering.

Following the calculation and allocation of changes in the Aggregate Fund NAV as described above, NAV for each class is adjusted for accrued dividends and ongoing distribution fees that are currently payable, to determine the monthly NAV. Ongoing distribution fees are allocated on a class-specific basis and borne by all holders of the applicable class. These class-specific fees may differ for each class, even when the NAV of each class is the same. We normally expect that the allocation of ongoing distribution fees on a class-specific basis will result in different amounts of distributions being paid with respect to each class of shares. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the allocation of class-specific fees with respect to such period, then pursuant to these valuation procedures, the class-specific fee allocations may lower the NAV of a share class. Therefore, as a result of the different ongoing fees allocable to each share class, each share class could have a different NAV per share. If the NAV of our classes are different, then changes to our assets and liabilities that are allocable based on NAV may also be different for each class. Because the purchase price of shares in the primary offering is equal to the transaction price, which generally equals the most recently disclosed monthly NAV per share, plus the upfront selling commissions and dealer manager fees, which are effectively paid by purchasers of shares at the time of purchase, the upfront selling commissions and dealer manager fees have no effect on the NAV of any class.

NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class on such day.

NAV of our Operating Partnership and OP Units

Our valuation procedures include the following methodology to determine the monthly NAV of our Operating Partnership and the OP Units. Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. Certain other classes or series of OP Units may not be economically equivalent to a class of shares.  The NAV of these classes or series of OP Units shall initially be set at a specified value, and thereafter adjusted as described above under “NAV and NAV per Share Calculation” as if they were a separate class of shares, taking into account their specific economic terms (specifically, their specific dividends and ongoing distribution fees). The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each outstanding OP Unit on such day.

Oversight by our Board of Directors

All parties engaged by us in connection with our valuation procedures, including Altus Group, ALPS and our Advisor, are subject to the oversight of our board of directors. As part of this process, our Advisor reviews the estimates of the fair values of our real properties, Real Estate-Related Assets, and other assets and liabilities within our portfolio for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and informs our board of directors of its conclusions. Although Third-Party Appraisal Firms, our Independent Valuation Advisor, or other pricing sources may consider any comments received from us or our Advisor or other valuation sources for their individual valuations, the final estimated fair values of our real properties are determined by our Independent Valuation Advisor, and the final estimates of fair values of our Real Estate-Related Assets,our other assets, and our liabilities are determined by the applicable pricing source as described above. With respect to the valuation of our real properties, our Independent Valuation Advisor provides our board of directors with periodic valuation reports and is available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation process generally. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate.

Review of and Changes to Our Valuation Procedures

At least once each calendar year, our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation procedures with input from our Independent Valuation Advisor.

From time to time, our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it: (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination; or (2) otherwise reasonably believes a change is appropriate for the determination of NAV.

We will publicly announce material changes to our valuation procedures.

Limitations on the Calculation of NAV

The most significant component of our NAV consists of the estimated fair values of real properties and, as with any real property valuation protocol, the estimated fair values of real properties are based on a number of judgments, assumptions or opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions could result in a different estimate of the value of our real properties. Although the methodologies contained in the valuation procedures are designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a terrorist attack or an act of nature), our ability to implement and coordinate our NAV procedures may be impaired or delayed, including in circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents. Further, the NAV per share should not be viewed as being determinative of the value of our common stock that may be received in a sale to a third party or the value at which our stock would trade on a national stock exchange. Our board of directors may suspend this offering and the share redemption program if it determines that the calculation of NAV may be materially incorrect or there is a condition that restricts the valuation of a material portion of our assets.